Exhibit 99.1

Bragg Gaming Group Announces Insider Share Purchases, and Reaffirms Strategic Focus Post-Review

•	Significant insider buying indicates management’s conviction in undervalued shares

•	Reiterates Strong 2025 Outlook: double-digit revenue growth, expanding profit margins, and increased operational leverage – with formal guidance to be issued in early 2025

•	Strategic growth and liquidity initiatives remain key priorities following review conclusion

Toronto, December 10, 2024 – Bragg Gaming Group Inc. ( NASDAQ: BRAG , TSX: BRAG ) (” Bragg ” or the ” Company”), a global B2B iGaming content and technology solutions provider, announced today significant insider share purchases demonstrating management’s confidence in the Company’s undervalued shares, while reiterating expectations for strong 2025 performance including double-digit revenue growth, expanding profit margins, and increased operational leverage, with formal guidance to be issued in early 2025. Bragg also emphasized that strategic growth and liquidity initiatives remain key priorities following the Board’s Strategic Alternatives Process conclusion.

Matevž Mazij, Chief Executive Officer for Bragg, commented:

“The recent insider purchases by Bragg’s management and board underscore our confidence in the company’s near-term potential. We remain committed to creating shareholder value and liquidity opportunities over the next year through strategic transactions, or other value-enhancing initiatives. While the strategic review process has concluded, our dedication to pursuing these objectives heading into 2025 remains unchanged.”

“Furthermore, the strategic review process provided invaluable insights into the key factors potential acquirers prioritize when crafting bids that accurately reflect our intrinsic value. We’ve identified key focus areas, such as stronger cash generation, increased revenue diversification, accelerated proprietary content growth, and enhanced margins. These are tangible, actionable targets that have been at the heart of our strategic initiatives, and we believe are achievable under our 2025 plan.

“The alignment between management’s insider purchases and our strategic roadmap demonstrates that we’re not just talking about value creation – we’re investing alongside our shareholders while actively pursuing paths to enhanced liquidity. While the formal review process has concluded, it has sharpened our focus on the metrics that matter most. These concrete objectives, combined with our ongoing commitment to explore opportunities that could provide meaningful liquidity events for our investors, strengthen our position. As insiders, we clearly see the potential to see this value realized in 2025.”

Reiterates 2025 Outlook and Guidance Timeline

Bragg is actively advancing a robust pipeline of opportunities that is anticipated to drive strong momentum as we enter 2025. The outlook for 2025 remains positive, with expectations of sustained double-digit top line growth, expanding bottom line margins, and increased operational leverage, further strengthening Bragg’s position in the market. Formal guidance is expected to be issued in early 2025.

The preceding outlook constitute forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2024, expected performance of the Company’s business; expansion into new markets, our strategy for customer retention, growth, product development, and market position; expected future growth and expansion opportunities; expected benefits of transactions; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release or the conference call reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favourable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in many regulated iCasino markets globally, including the U.S, Canada, United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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For media enquiries or interview requests, please contact:

Robert Simmons, Head of Communications at Bragg Gaming Group

press@bragg.group

Investors:

James Carbonara
Hayden IR
(646)-755-7412
james@haydenir.com